United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒    Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-        .)

Vale informs on Samarco’s operation restart

Rio de Janeiro, December 23rd, 2020 - Vale S.A. (“Vale”) informs that Samarco Mineração S.A. (“Samarco”) commenced, today, the gradual resumption of its operations, with the integrated restart of operations at the Germano, located in Mariana, Minas Gerais, and Ubu, located in Anchieta, Espírito Santo, Complexes.

Samarco’s operations restarts with 7-8 Mtpy production capacity with the use of one of three concentrators to beneficiate iron ore in Germano Complex and one of four pellet plants in the Ubu Complex, representing 26% of Samarco’s productive capacity.

The integrated restart of operations occurs after an extensive commissioning tests, ensuring a safe resumption after five years. Samarco will use new processes for tailings disposal, reflecting its commitment to a sustainable restart and operational safety.

Following the Corrective Operation License (LOC), received in October 2019, Samarco expects to be able to restart a second concentrator in approximately 5 years to reach a range of production of approximately 14-16 Mtpa, and the restart of the third concentrator could happen in around 9 years, when Samarco expects to reach production volume in a range of approximately 22-24 Mtpa.

New processes

Samarco restarts its operations using new technologies for dry tailings stacking. With the filtration process, Samarco expects to be able to substantially dewater sand tailings, which represent 80% of total tailings by volume, and stack these filtered sand tailings in piles safely. The remaining 20% of tailings are planned to be deposited in Alegria Sul pit, a bedrock self-contained structure, which increases safety.

Additionally, Samarco is progressing in the decommissioning of Germano dam, following the safety standards required. Committed to the stability and safety of its geotechnical structures, Samarco operates the Monitoring and Inspection Centre (CMI), which operates in real time.

Reparation

Vale, BHP Billiton Brasil Ltda and Samarco continue focused on the integral reparation of people and areas affected by the Fundão dam rupture. The Renova Foundation is responsible for carrying out programs to repair the social and environmental impacts and by October 2020 had paid in indemnities and emergency financial aid to more than 321,000 people. Since 2015, approximately BRL 10 billion¹ have been invested in the 42 programs agreed in the Term of Transaction and Adjustment of Conduct (TTAC), of which BRL 9 billion have been invested in remedial actions and BRL 1 billion in compensatory actions. For 2021, Renova's programs and actions are expected to reach BRL 5.9 billion.

1 Until end of September 2020.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: December 23, 2020		Head of Investor Relations